UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 5, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

September 30, 2014

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 20

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Revenue	209,109	199,853	611,982	590,010
Cost of sales	168,447	159,872	484,572	469,463

Gross profit	40,662	39,981	127,410	120,547

Selling, general and administrative expenses	23,153	20,547	62,694	63,714
Research expenses	1,778	1,701	5,519	4,892

	24,931	22,248	68,213	68,606

Operating profit before manufacturing facility closures, restructuring and other related charges	15,731	17,733	59,197	51,941

Manufacturing facility closures, restructuring and other related charges (Note 4)	1,560	934	3,964	29,059

Operating profit	14,171	16,799	55,233	22,882

Finance costs (Note 3)
Interest	867	1,261	2,562	4,860
Other expense, net	426	190	1,148	787

	1,293	1,451	3,710	5,647

Earnings before income tax expense	12,878	15,348	51,523	17,235
Income tax expense (Note 7)
Current	2,914	729	4,433	3,389
Deferred	3,953	200	17,331	114

	6,867	929	21,764	3,503

Net earnings	6,011	14,419	29,759	13,732

Earnings per share (Note 10)
Basic	0.10	0.24	0.49	0.23
Diluted	0.10	0.23	0.48	0.22

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Net earnings	6,011	14,419	29,759	13,732

Other comprehensive income (loss)
Change in cumulative translation adjustments and Items that will be reclassified subsequently to net earnings	(4,029)	2,178	(4,408)	(2,088)

Remeasurement of defined benefit liability (net of income tax expense of $416, nil in 2013) (Note 13) and Items that will not be reclassified subsequently to net earnings	1,045	-	1,045	-

Comprehensive income for the period	3,027	16,597	26,396	11,644

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 10)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options		1,962				1,962
Stock-based compensation expense (Note 10)			711			711
Stock-based compensation expense credited to capital on options exercised (Note 10)		1,709	(1,709)			-
Dividends on common stock (Note 10)					(9,678)	(9,678)

	1,151,610	7,431	(998)		(9,678)	(3,245)

Net earnings					13,732	13,732

Other comprehensive loss
Changes to cumulative translation adjustments				(2,088)		(2,088)

Comprehensive income for the period				(2,088)	13,732	11,644

Balance as of September 30, 2013	60,776,649	359,133	15,388	1,120	(213,408)	162,233

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Nine months ended September 30, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 10)	235,427	694				694
Excess tax benefit on exercised stock options		680	(680)			-
Excess tax benefit on outstanding stock awards			756			756
Stock-based compensation expense (Note 10)			1,880			1,880
Stock-based compensation expense credited to capital on options exercised (Note 10)		240	(240)			-
Repurchases of common stock (Note 10)	(588,100)	(3,176)			(4,502)	(7,678)
Dividends on common stock (Note 10)					(17,061)	(17,061)

	(352,673)	(1,562)	1,716		(21,563)	(21,409)

Net earnings					29,759	29,759

Other comprehensive income (loss)
Remeasurement of defined benefit liability (net of income tax expense of $416) (Note 13)					1,045	1,045
Changes to cumulative translation adjustments				(4,408)		(4,408)

Comprehensive income for the period				(4,408)	30,804	26,396

Balance as of September 30, 2014	60,423,976	357,639	22,213	(5,178)	(139,259)	235,415

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	6,011	14,419	29,759	13,732
Adjustments to net earnings
Depreciation and amortization	6,800	6,932	19,492	20,841
Income tax expense	6,867	929	21,764	3,503
Interest expense	867	1,261	2,562	4,860
Charges in connection with manufacturing facility closures, restructuring and other related charges	73	150	182	23,469
Stock-based compensation expense	3,225	2,105	3,194	4,825
Pension and other post-retirement benefits expense	2,078	758	3,501	2,277
(Gain) loss on foreign exchange	317	(166)	342	(146)
Other adjustments for non cash items	(27)	(183)	(48)	(244)
Income taxes paid, net	(2,319)	(424)	(2,926)	(494)
Contributions to defined benefit plans	(506)	(790)	(1,836)	(2,823)

Cash flows from operating activities before changes in working capital items	23,386	24,991	75,986	69,800

Changes in working capital items
Trade receivables	(3,249)	(1,551)	(15,785)	(11,315)
Inventories	(644)	6,288	(15,809)	(3,126)
Parts and supplies	240	(41)	(142)	(456)
Other current assets	(740)	(143)	(278)	135
Accounts payable and accrued liabilities	10,811	3,617	8,587	1,783
Provisions	283	(139)	560	2,434

	6,701	8,031	(22,867)	(10,545)

Cash flows from operating activities	30,087	33,022	53,119	59,255

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(9,102)	(10,515)	(33,648)	(34,516)
Proceeds from disposals of property, plant and equipment	1,785	1	1,876	1,646
Other assets	1	132	296	559
Purchases of intangible assets	(264)	(100)	(599)	(171)

Cash flows from investing activities	(7,580)	(10,482)	(32,075)	(32,482)

FINANCING ACTIVITIES
Proceeds from long-term debt	41,918	24,740	121,075	76,060
Repayment of long-term debt	(45,616)	(44,748)	(110,377)	(90,917)
Payments of debt issue costs	-	(37)	-	(139)
Interest paid	(995)	(1,795)	(2,871)	(5,803)
Proceeds from exercise of stock options	4	109	694	3,771
Repurchases of common stock	(7,683)	-	(7,683)	-
Dividends paid	(7,196)	(4,859)	(16,998)	(9,658)

Cash flows from financing activities	(19,568)	(26,590)	(16,160)	(26,686)

Net increase (decrease) in cash	2,939	(4,050)	4,884	87
Effect of foreign exchange differences on cash	(306)	182	(305)	(27)
Cash, beginning of period	4,446	9,819	2,500	5,891

Cash, end of period	7,079	5,951	7,079	5,951

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	September 30, 2014 (Unaudited)	December 31, 2013 (Audited)
	$	$
ASSETS
Current assets
Cash	7,079	2,500
Trade receivables	93,381	78,543
Inventories (Note 5)	108,904	94,319
Parts and supplies	13,599	13,574
Other current assets	13,150	13,085

	236,113	202,021
Property, plant and equipment (Note 6)	190,529	181,612
Intangible assets	1,641	1,597
Deferred tax assets	57,364	76,319
Other assets	3,385	3,650

Total assets	489,032	465,199

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	83,898	76,417
Provisions (Note 9)	547	1,865
Installments on long-term debt (Note 8)	8,215	8,703

	92,660	86,985
Long-term debt (Note 8)	133,102	121,111
Pension and other post-retirement benefits	21,547	21,545
Other liabilities	740	1,250
Provisions (Note 9)	5,568	3,880

	253,617	234,771

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	357,639	359,201
Contributed surplus (Note 10)	22,213	20,497
Deficit	(139,259)	(148,500)
Accumulated other comprehensive loss	(5,178)	(770)

	235,415	230,428

Total liabilities and shareholders’ equity	489,032	465,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2014

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -	GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 -	ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of September 30, 2014 and December 31, 2013, as well as its consolidated earnings, comprehensive income and cash flows for the three and nine months ended September 30, 2014 and 2013, and the changes in shareholders’ equity for the nine months ended September 30, 2014 and 2013. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on November 4, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are (i) the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period and (ii) the re-measurement of the defined benefit liability which is required at year-end and if triggered by plan amendment or settlement during interim periods. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 16 – Property, Plant and Equipment and Amended IAS 38 – Intangible Assets: Amended IAS 16 and IAS 38 were issued to clarify acceptable methods of depreciation and amortization. The new requirements are effective for annual periods beginning on or after January 1, 2016. Management has yet to assess the impact of these amendments on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 -	INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$

Employee benefit expense
Wages, salaries and other short-term benefits	34,845	32,031	103,833	101,403
Stock-based compensation expense	3,225	2,105	3,194	4,825
Pensions and other post-retirement benefits – defined benefit plans	2,104	784	3,579	2,359
Pensions and other post-retirement benefits – defined contribution plans	985	900	2,991	2,761

	41,159	35,820	113,597	111,348

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Finance costs - Interest
Interest on long-term debt	978	1,144	2,970	4,356
Amortization of debt issue costs on long-term debt	153	288	460	879
Interest capitalized to property, plant and equipment	(264)	(171)	(868)	(375)

	867	1,261	2,562	4,860

Finance costs - Other expense, net
Foreign exchange (gain) loss	316	(168)	342	(147)
Other costs, net	110	358	806	934

	426	190	1,148	787

Additional information
Depreciation of property, plant and equipment	6,610	6,763	18,950	20,326
Amortization of intangible assets	190	169	542	515
Impairment (reversal) of long-term assets	34	1,387	(257)	23,479
(Gain) loss on disposal of property, plant and equipment	(194)	74	(86)	132

4 -	MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for the three and nine months ended September 30, 2014 and 2013 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended September 30, 2014			Nine months ended September 30, 2014
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$
Impairment (reversal) of property, plant and equipment	(398)	397	(1)	(395)	103	(292)
Impairment of parts and supplies	-	-	-	-	77	77
Equipment relocation	1,074	4	1,078	1,672	462	2,134
Write-down of inventories to net realizable value	15	-	15	20	54	74
Severance and other labor related costs	376	1	377	1,202	272	1,474
Idle facility costs	-	90	90	-	475	475
Other costs	1	-	1	18	4	22

	1,068	492	1,560	2,517	1,447	3,964

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	South Carolina project	Other projects	Total	South Carolina project	Other projects	Total
	$	$	$	$	$	$

Impairment (reversal) of property, plant and equipment	(33)	110	77	22,180	(166)	22,014
Impairment (reversal) of parts and supplies	-	24	24	1,312	(7)	1,305
Equipment relocation	130	213	343	130	1,785	1,915
Write-down (reversal) of inventories to net realizable value	22	(43)	(21)	22	(121)	(99)
Severance and other labor related costs	373	(31)	342	576	31	607
Environmental costs	-	-	-	2,522	-	2,522
Idle facility costs	-	144	144	-	677	677
Other costs (reversals)	26	(1)	25	84	34	118

	518	416	934	26,826	2,233	29,059

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the tables above under South Carolina project.

In 2014 and 2013, the charges incurred in the table above under other projects are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives.

5 -	INVENTORIES

	September 30, 2014	December 31, 2013
	$	$
Raw materials	32,762	29,389
Work in process	20,254	18,206
Finished goods	55,888	46,724

	108,904	94,319

The amount of inventories recognized as an expense during the period is included in the statement of consolidated earnings under the caption cost of sales.

6 -	PROPERTY, PLANT AND EQUIPMENT

During the three and nine months ended September 30, 2014, acquisitions of property, plant and equipment amounted to $9.1 million and $33.6 million, respectively ($10.5 million and $34.5 million for the three and nine months ended September 30, 2013, respectively). During the three and nine months ended September 30, 2014, the net book value of property, plant and equipment disposals amounted to $1.5 million and $1.8 million, respectively (less than $0.1 million and $1.6 million for the three and nine months ended September 30, 2013, respectively) and the gain on those disposals amounted to $0.2 million and $0.1 million, respectively (loss on disposals of less than $0.1 million loss for both the three and nine months ended September 30, 2013).

On June 28, 2013, in connection with the relocation of the Columbia, South Carolina manufacturing facility, the Company purchased real estate including land and building of $11.3 million in Blythewood, South Carolina. As of September 30, 2014, the purchased real estate including land and building and improvements thereon to prepare for its intended use placed into service totalled $16.7 million.

As of September 30, 2014 and December 31, 2013, the Company had commitments to purchase machines and equipment totaling $8.6 million and $12.9 million, respectively.

During both the three and nine months ended September 30, 2014, the Company recorded impairments on idle assets of less than $0.1 million (less than $0.1 million and $0.2 million for the three and nine months ended September 30, 2013, respectively) that were included in the statement of consolidated earnings under the caption cost of sales and the statement of consolidated cash flows under the caption other adjustments for non-cash items. There were no reversals of impairments, other than those disclosed in Note 4 and included in the statement of consolidated earnings under the caption manufacturing facility closures, restructuring and other related charges.

7 -	INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes.

On October 30, 2014, the Company completed the final steps of a multi-step plan to reorganize the capital structure of several of its legal entities (“Legal Entity Reorganization”) in order to more efficiently manage its intercompany debt. The Company incurred $2.5 million of upfront income tax expense in the third quarter of 2014 as a result of the completion of various steps within the Legal Entity Reorganization plan. On October 30, 2014, the Company incurred an additional $0.3 million of upfront income tax expense upon the completion of the final steps of the Legal Entity Reorganization plan.

The effective tax rate for the three and nine months ended September 30, 2014 was 53.3% and 42.2%, respectively (6.1% and 20.3% for the three and nine months ended September 30, 2013, respectively). The increase in effective tax rate between the three months ended September 30, 2014 and 2013 was primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013 and the $2.5 million upfront income tax expense related to the Legal Entity Reorganization.

The increase in effective tax rate between the nine months ended September 30, 2014 and 2013 was primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013 and the $2.5 million upfront income tax expense related to the Legal Entity Reorganization. These increases were partially offset by the income tax effect of stock options exercised during the first nine months of 2013.

8 -	LONG-TERM DEBT

	September 30, 2014	December 31, 2013
	$	$
Asset-based loan facility (“ABL facility”) (1)	92,611	78,159
Real estate secured term loan (“Real Estate Loan”) (1)	13,157	14,278
Finance lease liabilities	26,613	26,468
Mortgage and other loans (1)	8,936	9,602
Equipment finance agreement advance fundings	-	1,307

	141,317	129,814
Less: Installments on long-term debt	8,215	8,703

	133,102	121,111

(1)	The ABL facility, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs totalling $1.5 million ($1.9 million as of December 31, 2013).

As of September 30, 2014 and December 31, 2013, the effective interest rate on borrowings under the ABL facility was 2.97% and 2.89%, respectively.

The Company’s unused availability under the ABL facility as of September 30, 2014 and December 31, 2013 was $53.2 million and $47.8 million, respectively.

The ABL facility has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. A default under the ABL facility would be deemed a default under the Real Estate Loan, the secured debt equipment finance agreement noted below and the mortgage loan entered into in connection with the Company’s real estate purchase in Blythewood, South Carolina.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”). The Company entered into the final schedule on March 26, 2014. As of September 30, 2014 and December 31, 2013, advance fundings under the Equipment Finance Agreement, which are amounts funded and borrowed but not yet scheduled, were nil and $1.3 million, respectively. Advance fundings accrued interest at the 30-day LIBOR rate plus 200 basis points.

The Real Estate Loan contains two financial covenants and prepayment conditions. These covenants are determined at the end of each fiscal month, and the Company has been in compliance with these covenants since entering into the Real Estate Loan.

9 -	PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	-	460	1,922	2,382
Amounts used	-	(565)	(779)	(1,344)
Amounts reversed	-	(594)	(18)	(612)
Net foreign exchange differences	-	(40)	(16)	(56)

Balance, September 30, 2014	2,518	935	2,662	6,115

Amount presented as current	-	-	547	547
Amount presented as non-current	2,518	935	2,115	5,568

Balance, September 30, 2014	2,518	935	2,662	6,115

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the time of the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred. The reversal is included in the statement of consolidated earnings under the caption cost of sales and reduced depreciation and amortization. The carrying amounts of these obligations are based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

A portion of the provision recorded in severance and other provisions primarily relates to the Columbia, South Carolina manufacturing facility closure. Refer to Note 4 for more information.

On July 3, 2014, the Company’s prior Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the U.S. Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed its response to the complaint with OSHA. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favorable or unfavorable outcome, or the amount of any possible loss in the event of an unfavorable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of September 30, 2014. Approximately $0.4 million of the additional provision recorded in the first quarter of 2014 in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009.

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of September 30, 2014.

10 -	CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of September 30, 2014 and December 31, 2013 were 60,423,976 and 60,776,649, respectively.

Share Repurchases

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire on July 9, 2015.

As of September 30, 2014, the Company has repurchased 588,100 common shares at an average price of CDN$14.30 per share, including commissions, for a total purchase price of $7.7 million. The excess of the purchase price paid over the carrying value of the common shares repurchased of $4.5 million was recorded in deficit in the consolidated balance sheet and statement of consolidated changes in shareholders’ equity as the share repurchase premium.

Earnings Per Share

The weighted average number of common shares outstanding for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Basic	60,790,184	60,731,173	60,804,653	60,245,708
Effect of stock options	1,438,997	1,341,410	1,027,522	1,223,470
Effect of performance share units	228,750	-	93,008	-

Diluted	62,457,931	62,072,583	61,925,183	61,469,178

Deferred Shared Units (“DSUs”) are not contingently issuable shares since the shares are issuable solely after the passage of time. As such, DSUs are treated as outstanding and included in the calculation of weighted average basic common shares.

Performance Share Units (“PSUs”) are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period.

PSUs are treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions have been satisfied as of the reporting period end date. PSUs granted during the period ending September 30, 2014 did meet the performance conditions as of September 30, 2014 and were included in the calculation of weighted average diluted common shares outstanding.

Common shares repurchased under the NCIB are deducted in the calculation of basic and diluted average number of common shares based on the trade settlement date.

For the three and nine months ended September 30, 2014, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 32,500 for both periods (32,500 and 780,000 for the three and nine months ended September 30, 2013, respectively).

Dividends

On February 6, 2014, the Company declared a cash dividend of $0.08 per common share paid on March 31, 2014 to shareholders of record at the close of business on March 19, 2014. The aggregate amount of this dividend payment was $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of March 19, 2014.

On May 7, 2014, the Company declared a cash dividend of $0.08 per common share paid on June 30, 2014 to shareholders of record at the close of business on June 17, 2014. The aggregate amount of this dividend payment was $4.9 million based on 60,951,976 shares of the Company’s common shares issued and outstanding as of June 17, 2014.

On July 7, 2014, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share. Accordingly, on August 5, 2014, the Company declared a cash dividend of $0.12 per common share paid on September 30, 2014 to shareholders of record at the close of business on September 15, 2014. The aggregate amount of this dividend payment was $7.2 million based on 60,423,976 shares of the Company’s common shares issued and outstanding as of September 15, 2014.

Stock Appreciation Rights

As of September 30, 2014, 945,905 Stock Appreciation Rights (“SARs”) were outstanding. The weighted average fair value per SAR outstanding was estimated as $6.96 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	3.8 years
Expected volatility	35%
Risk-free interest rate	1.41%
Expected dividends	3.29%
Stock price at grant date	CDN$7.56
Exercise price of awards	CDN$7.56
Stock price	CDN$16.27
Foreign exchange rate USD to CDN	1.1136

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and nine months ended September 30, 2014, $2.5 million and $1.3 million of expense is included under the caption selling, general and administrative expenses, respectively ($1.7 million and $4.1 million of expense for the three and nine months ended September 30, 2013, respectively). The corresponding liability is recorded on the Company’s consolidated balance sheets respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest in greater than 12 months.

During the three and nine months ended September 30, 2014, 58,750 and 100,000 SARs were exercised at an exercise price of CDN$7.56, resulting in cash payments of $0.4 million and $0.6 million, respectively (28,750 and 41,250 SARs were exercised at an exercise price of CDN$7.56, resulting in cash payments of $0.2 million and $0.3 million for the three and nine months ended September 30, 2013, respectively).

During the three and nine months ended September 30, 2014, nil and 123,750 SARs were forfeited, respectively (nil and 30,000 SARs were forfeited for the three and nine months ended September 30, 2013, respectively).

Stock Options

During the three and nine months ended September 30, 2014, nil and 492,500 stock options were granted at a weighted average exercise price of nil and CDN$12.51 and a weighted average fair value of nil and $3.12, respectively (82,500 and 830,000 stock options were granted at a weighted average exercise price of CDN$13.53 and CDN$12.19 and a weighted average fair value of $3.96 and $3.69 for the three and nine months ended September 30, 2013, respectively).

During the three and nine months ended September 30, 2014 and 2013, the weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Expected life	N/A	5.0 years	5.7 years	5.6 years
Expected volatility	N/A	42%	38%	43%
Risk-free interest rate	N/A	1.84%	1.75%	1.59%
Expected dividends	N/A	2.48%	2.83%	2.72%
Stock price at grant date	N/A	CDN$13.53	CDN$12.51	CDN$12.19
Exercise price of awards	N/A	CDN$13.53	CDN$12.51	CDN$12.19
Foreign exchange rate USD to CDN	N/A	1.0446	1.1070	1.0358

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three and nine months ended September 30, 2014, 2,500 and 235,427 stock options were exercised at a weighted average exercise price of CDN$1.80 and CDN$3.19, resulting in cash proceeds to the Company of less than $0.1 million and $0.7 million, respectively (80,000 and 1,151,610 stock options were exercised at a weighted average exercise price of CDN$1.77 and CDN$3.35, resulting in cash proceeds to the Company of $0.1 million and $3.8 million for the three and nine months ended September 30, 2013, respectively).

During the three and nine months ended September 30, 2014, nil and 140,000 stock options expired or were forfeited, respectively (50,000 and 71,250 stock options were forfeited for the three and nine months ended September 30, 2013, respectively).

As of September 30, 2014, 2,381,250 stock options were outstanding. The weighted average exercise price and fair value at grant date per stock option outstanding as of September 30, 2014 was CDN$7.02 and $2.27, respectively.

Performance Share Unit Plan

On June 11, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is based on the close price for the common shares of the Company on the TSX on the date of the grant adjusted for market-based performance conditions.

On June 11, 2014, 152,500 PSUs were granted. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150%

of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. During the three months ended September 30, 2014 there were no PSUs granted.

Deferred Share Unit Plan

On June 11, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

During the three and nine months ended September 30, 2014, there were 15,901 and 36,901 DSUs granted, respectively.

Change in Contributed Surplus

The activity for the three and nine months ended September 30, 2014 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	There months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	$	$	$	$
Excess tax benefit on exercised stock options	(8)	-	(680)	-

Excess tax benefit on outstanding stock options	1,498	-	756	-

Stock-based compensation expense credited to capital on options exercised	(2)	(258)	(240)	(1,709)

Stock-based compensation expense
Stock options	399	421	1,160	711
Deferred share units	148	-	526	-
Performance share units	148	-	194	-

	695	421	1,880	711

Change in contributed surplus	2,183	163	1,716	(998)

11 -	RELATED PARTY TRANSACTIONS

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of September 30, 2014 the home is for sale and included in the consolidated balance sheet under the caption other current assets.

12 -	COMMITMENTS AND CONTINGENCIES

As noted in the June 30, 2014 Interim Condensed Consolidated Financial Statements, the Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $6.2 million as of September 30, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreement.

As noted in the June 30, 2014 Interim Condensed Consolidated Financial Statements, the Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $4.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

13 -	PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan must be settled within the five-year period following the wind-up effective date. Effective July 31, 2014, the Company purchased a group annuity buy out policy to settle the majority of its obligation to plan participants. During the three and nine months ended September 30, 2014, the Company recognized settlement losses of $1.3 million for both periods resulting from the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales. The Company was required to re-measure the plan’s assets and liabilities as of the settlement date resulting in a decrease of $1.5 million under the pension and other post-retirement benefits in the consolidated balance sheet with the offset flowing through other comprehensive income, net of income tax expense, and in deficit.

The remaining obligations are expected to be settled during the fourth quarter of 2014 and are expected to result in an additional settlement loss of up to approximately $0.7 million. The Company expects a minimal impact on its cash flows as a result of the settlement.

14 -	POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On November 4, 2014, the Company declared a cash dividend of $0.12 per common share payable on December 31, 2014 to shareholders of record at the close of business on December 15, 2014. The estimated amount of this dividend payment is $7.3 million based on 60,423,976 shares of the Company’s common shares issued and outstanding as of November 4, 2014.

The Company had a $1.8 million mortgage loan on its owned real estate in Bradenton, Florida. On October 7, 2014, the Company prepaid in full the remaining $1.5 million on the note which was originally due September 28, 2028. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in the statement of consolidated earnings. The mortgage loan had a net book value of $1.4 million as of December 31, 2013 and September 30, 2014.

On October 30, 2014, the Company completed the final steps of the Legal Entity Reorganization plan in order to more efficiently manage its intercompany debt and incurred an additional $0.3 million of upfront income tax expense as a result of these final steps. This reorganization is expected to impact the Company’s effective tax rate in future periods due to an ongoing annual income tax benefit of approximately $7 million beginning on October 30, 2014.

No other significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.